

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8 - 51687

RECEIVED
MAR 0 2 2015

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/2014__ AND ENDING __12/31/2014__



15049153

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **DZ Financial Markets LLC**

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

609 Fifth Avenue
(No. and Street)

New York	**NY**	**10017**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gerhard Summerer   **212-745-1600**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGLADREY LLP
(Name - *if individual, state last, first, middle name*)

1185 Avenue of the Americas	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

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☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)

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SEC 1410 (06-02)

OATH OR AFFIRMATION

I, ___Gerhard Summerer___, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _DZ Financial Markets LLC_ as of _December 31, 2014__, are true and correct.
I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:.

_____

_____

Signature

President

Title

Notary Public

REGINA CUMMINGS
Notary Public, State of New York
No. 01CU6132050
Qualified in New York County
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This report** contains (check all applicable boxes):

☒ (a) Facing page.
☒ (b) Statement of Financial Condition.
☐ (c) Statement of Income (Loss).
☐ (d) Statement of Changes in Financial Condition.
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DZ Financial Markets LLC

Statement of Financial Condition
December 31, 2014

DZ Financial Markets LLC

Statement of Financial Condition

December 31, 2014

Contents



McGladrey LLP

Report of Independent Registered Public Accounting Firm

To the Board of Directors
DZ Financial Markets LLC
New York, New York

We have audited the accompanying statement of financial condition of DZ Financial Markets LLC (the Company) as of December 31, 2014, and the related notes (the financial statement). This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of DZ Financial Markets LLC as of December 31, 2014, in conformity with accounting principles generally accepted in the United States.

McGladrey LLP

New York, New York
February 25, 2015

1

DZ Financial Markets LLC

Statement of Financial Condition
December 31, 2014

ASSETS

Cash and cash equivalents	$	4,421,314
Total assets	$	4,421,314

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Payable to Parent	$	310,000
Accounts payable and accrued expenses		154,317
Total liabilities		464,317
Commitments and Contingencies		
Member's Equity		3,956,997
Total liabilities and Member's equity	$	4,421,314

See Notes to Statement of Financial Condition.

DZ Financial Markets LLC

Notes to Statement of Financial Condition

Note 1.   Nature of Business and Organization

DZ Financial Markets LLC (the "Company") is a wholly owned subsidiary of DZ BANK AG (the "Parent"). The Company is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company acts as a broker for U.S. Qualified Institutional Buyers ("QIBs") that engage in foreign and domestic securities trading and private placement activities. The Company also provides advisory services for underwriters and companies that intend to go public. All trades and placements are executed through affiliates on a delivery versus payment basis.

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that a broker-dealer that carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for or owe money or securities to customers, and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as a Special Account for the Exclusive Benefit of Customers of the Company, is exempted from the remaining provisions of Rule 15c3-3, including the requirement to make the reserve computations under Rule 15c3-3.

Note 2.   Significant Accounting Policies

Use of Estimates: The financial statements are prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"), which require management to make estimates and assumptions, including those regarding financial instrument valuations and certain accrued liabilities that affect the related amounts reported in the financial statements and accompanying notes. Actual results could differ materially from these estimates.

Cash and Cash Equivalents: The Company defines cash and cash equivalents as highly liquid investments with original maturities of three months or less at the time of purchase. From time to time, the Company's account balance held at financial institutions exceeds Federal Deposit Insurance Corporation ("FDIC") insurance coverage and, as a result, there is a concentration of credit risk related to the balance on deposit in excess of FDIC insurance coverage. The Company believes that the risk of loss is not significant. As of December 31, 2014, the Company had $4,000,000 on deposit with a financial institution, an amount in excess of FDIC insurance coverage.

Revenue Recognition: Investment banking revenues include gains, losses and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking management fees are recorded on the offering date, sales concessions on the settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Other income – fee income is recognized as earned upon the terms of the agreement.

Commission and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Income earned from investing available funds is recognized when earned on an accrual basis.

Income Taxes: The Company is a single-member limited liability company ("LLC") that has elected to be a disregarded entity for federal and state income tax purposes. As such, the results of operations are included on the income tax return of its Parent, which is responsible for all income taxes.

As an LLC, the Company's taxable income or loss is allocated to its Parent, the sole Member of the Company. Therefore, no provision or liability for income taxes has been included in the financial statements.

3

Notes to Statement of Financial Condition

Note 2. Significant Accounting Policies (Continued)

The Company follows Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 740, *Income Taxes*, which provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more likely than not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. Management evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements in order to comply with the provisions of this guidance. With few exceptions, the Company is no longer subject to income tax examinations by U.S. federal, state or local tax authorities for years before 2011.

Note 3. Related Party Activities

The Company has service agreements with the Parent. The Company shares many of the same resources to benefit from infrastructural cost savings in the conduct of its business. The Parent provides office space and certain administrative services to the Company. The related payables in the amount of $310,000 are recorded as payable to Parent on the statement of financial condition.

Note 4. Fair Value Measurements

FASB ASC Topic 820 ("ASC 820"), *Fair Value Measurements and Disclosures*, defines fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value, and provides for disclosure requirements for fair value measurements. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. The types of financial instruments in Level 1 include listed equities and listed derivatives.

Level 2: Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly, and fair value that is determined through the use of models or other valuation methodologies. Financial instruments in this category generally include certificates of deposit, term deposits, corporate bonds and loans, less liquid and restricted equity securities, certain over-the-counter derivatives and redeemable investments in alternative investment funds. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3: Inputs that are unobservable for the asset or liability and that include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation. Financial instruments in this category generally include equity and debt positions in private companies, and nonredeemable investments in alternate investment funds.

4

DZ Financial Markets LLC

Notes to Statement of Financial Condition

Note 4.   Fair Value Measurements (Continued)

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment. The following section describes the valuation techniques used by the Company to measure different financial instruments at fair value and includes the level within the fair value hierarchy in which the financial instrument is categorized.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2014:

	December 31, 2014			
	Total	Level 1	Level 2	Level 3
Certificate of deposit	$ 4,000,000	$ -	$ 4,000,000	$ -
Total	$ 4,000,000	$ -	$ 4,000,000	$ -

During 2014, there were no transfers between Level 2 and Level 3.

Note 5.   Commitments and Contingencies

There are no known legal claims pending against the Company, nor is the management aware of any forthcoming claims. The Company has not entered into any tolling agreements, extending statutes of limitations or to avoid or postpone legal proceeding in a court of law.

Beginning in 2009, the Company had been subject to a class action lawsuit arising out of the issuance of various securities by a counterparty to a securities underwriting. In 2012 a court approved settlement was entered into by the group defendants and the claimants. The settlement thereof was finalized in 2012. One claimant, which did not participate in the class action settlement, reserves the right to appeal the final decision by the Southern Federal District Court of New York as well as that of the Second Circuit Court of Appeals, which both dismissed their claim as time barred.

The Supreme Court of the United States of America has recently dismissed another pending case where claimants argued that a third party had substituted the statute of limitation requirement on behalf of other claimants. The Supreme Court affirmed, that statutes of limitations are absolute, and that claimants, as well as potential defendants, must be able to rely on the established and defined terms thereof.

In reliance thereon and based on the advice of counsel the Company currently has not reserved any monies for any settlements or verdicts. Based on recent rulings by the courts the Company does not expect any further litigation arising out of the issuance of various securities by a counterparty to a securities underwriting the Company has participated in in the past, including the above mentioned action.

Note 6.   Regulatory Requirements

The Company, as a registered broker-dealer and member of FINRA, is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital equal to $100,000 or 6-2/3% of aggregate indebtedness (as defined), whichever is greater, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

DZ Financial Markets LLC

Notes to Statement of Financial Condition

Note 6. Regulatory Requirements (Continued)

The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. As of December 31, 2014, the Company had net capital and excess net capital of $3,956,997 and $3,856,997, respectively. The ratio of aggregate indebtedness to net capital was .12 to 1.

Note 7. Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date these financial statements were issue.